
March 19, 2025

Craig Cecilio
Chief Executive Officer
Value Add Growth REIT IV, LLC
750 B Street, Suite 1930
San Diego, CA 92101

  Re: Value Add Growth REIT IV, LLC
    Offering Statement on Form 1-A
    Filed March 12, 2025
    File No. 024-12588

Dear Craig Cecilio:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Jeanne Campanelli